UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 333-137143

Full title of the plan and the address of the plan, if different from that of the issuer named below:
Hanesbrands Inc. Retirement Savings Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hanesbrands Inc.
1000 East Hanes Mill Road
Winston-Salem, North Carolina 27105

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations For Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Employee Benefits Administrative Committee and Participants of
Hanesbrands Inc. Retirement Savings Plan
Winston-Salem, NC
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Hanesbrands Inc. Retirement Savings Plan (the Plan) as of December 31, 2022 and 2021, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ FORVIS, LLP

We have served as the Plan’s auditor since 2019.

High Point, NC
June 29, 2023

Hanesbrands Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31, 2022	December 31, 2021
Assets
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans	$—	$823,525,943
Investments, at fair value	631,303,713	—
Receivables:
Company-match contribution receivable	2,715,828	3,135,794
Notes receivable from participants	8,380,659	10,109,946
Discretionary Company contribution receivable	—	10,567,779
	11,096,487	23,813,519
Total assets	642,400,200	847,339,462

Liabilities
Accrued participant reimbursement	(769)	—
Accrued expenses	(282,980)	(167,848)
Total liabilities	(283,749)	(167,848)

Net assets available for benefits	$642,116,451	$847,171,614

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended
	December 31, 2022	December 31, 2021
Plan interest in Hanesbrands Inc. Master Investment Trust for Defined Contribution Plans’ net investment income (loss)	$(38,842,756)	$91,916,031
Net investment income (loss)	(97,893,954)	—
Total net investment income (loss)	(136,736,710)	91,916,031
Interest income on notes receivable from participants	396,622	481,434
Contributions:
Company	11,835,535	21,998,753
Participants	26,351,382	24,385,677
Total contributions	38,186,917	46,384,430
Benefits paid to participants	(105,853,381)	(79,680,944)
Administrative expenses	(1,048,611)	(1,352,866)
Net increase (decrease)	(205,055,163)	57,748,085

Net assets available for benefits:
Beginning of year	847,171,614	789,423,529

End of year	$642,116,451	$847,171,614

The accompanying notes are an integral part of these financial statements.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements
December 31, 2022 and 2021

NOTE A - DESCRIPTION OF PLAN
The following brief description of the Hanesbrands Inc. Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering eligible salaried and hourly employees of Hanesbrands Inc. (“Hanesbrands” or the “Company”) who are not employed in Puerto Rico and are not covered by a collective bargaining agreement that does not provide for their participation in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
On December 20, 2019, the Setting Every Community Up for Retirement Enhancement Act of 2019 (the “SECURE Act”) was passed by Congress. The SECURE Act allows the age at which required minimum distributions must commence to be increased from 70-1/2 to 72 and allows an optional in-service withdrawal for participants who are giving birth or adopting a child. On February 24, 2022, the Internal Revenue Service (“IRS”) proposed regulations that update the existing required minimum distribution regulations, including implementing changes made by the SECURE Act. Plan management evaluated the impact of the SECURE Act and approved the permitted changes. The Plan was amended to reflect these changes prior to the December 31, 2022 deadline.
On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act of 2020 (the "CARES Act") was passed by Congress. The CARES Act, among other things, includes several temporary relief provisions available to tax qualified retirement plans and their participants. Plan management evaluated the impact of the CARES Act on the Plan and approved changes to the Plan in 2020 to temporarily (i) add COVID-19-related distributions of up to $100,000 for eligible participants, (ii) increase the limit on Plan loans for eligible participants to the maximum amount permitted under the CARES Act, (iii) suspend payments on Plan loans otherwise due in 2020 for eligible participants, and (iv) suspend required minimum distributions for 2020. These temporary CARES Act provisions expired at the end of 2020. The Plan was amended to reflect these changes prior to the December 31, 2022 deadline.
Effective April 1, 2022, trustee services for the Plan transferred from State Street Bank and Trust Company to Fidelity Management Trust Company. Fidelity Investments Institutional Operations Company, Inc. remained the provider of recordkeeping services for the Plan. As part of the transfer of trustee services, the Hanesbrands Inc. Master Trust for Defined Contribution Plans was terminated and the Hanesbrands Inc. Retirement Savings Plan Trust, a single plan trust, was adopted effective April 1, 2022. References to the "Trust" within this filing refer to the Hanesbrands Inc. Master Trust for Defined Contribution Plans through March 31, 2022 and the Hanesbrands Inc. Retirement Savings Plan Trust on and after April 1, 2022.
On December 29, 2022, the SECURE 2.0 Act of 2022 (“SECURE 2.0”) became law. SECURE 2.0 makes various changes applicable to tax qualified retirement plans. Plan management is evaluating the impact of SECURE 2.0 and awaiting additional regulatory guidance from the IRS and the Department of Labor. The Plan will be amended to reflect any changes made in response to SECURE 2.0 prior to the deadline set by law or applicable regulations.
Contributions
Eligible employees can contribute between 1% and 50% of their eligible compensation, as defined in the Plan document. All eligible employees who have completed at least 30 days of service are deemed to have elected to have 4% of their pre-tax compensation deferred into the Plan, unless they make an affirmative election to change or cease deferrals. Effective January 1, 2023, there is no 30 day service requirement to contribute to the Plan. The deferral contribution percentage of participants who are automatically enrolled is increased by 1% each year thereafter, up to a maximum of 6% of eligible pre-tax compensation; except that the deferral percentage of such an employee who is hired on or after July 1 will not increase until the second plan year following the employee’s date of hire. Catch-up contributions are also permitted. Contributions and catch-up contributions are subject to certain limitations under the Internal Revenue Code (“IRC”).
For participants who are contributing to the Plan, the Company will make matching contributions, on a quarterly basis, equal to 100% of the portion of a participant’s contributions that does not exceed 4% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. Effective January 1, 2023, the Company may make additional discretionary matching contributions of 0-2%, on a quarterly basis, if a participant’s contributions are equal to or exceed 6% of a participant’s eligible compensation, subject to certain limitations defined in the Plan document. For the years ended December 31, 2022 and 2021, the total matching contribution by the Company was $13,345,865 and $12,430,900, respectively.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2022 and 2021
For eligible union participants, the Company will make a quarterly union replacement contribution equal to 6% of eligible compensation. For eligible contributing and non-contributing salaried employees, the Company may make a discretionary annual Company contribution not to exceed 4% of eligible compensation. For eligible contributing and non-contributing hourly, non-union employees or union participant employees, the Company may make a discretionary annual Company contribution not to exceed 2% of eligible compensation. To be eligible for a discretionary annual Company contribution, a participant must have attained age 21 and be employed on the last day of the Plan year. There were no discretionary Company contributions for the year ended December 31, 2022. For the year ended December 31, 2021, the Company paid a discretionary contribution of $10,567,779.
For the years ended December 31, 2022 and 2021, $1,510,330 and $809,731 of forfeitures, respectively, were used to offset Company contributions, which includes $344,501 and $190,195 of forfeited balances outstanding as of December 31, 2022 and 2021, respectively, that were used to offset the Company's contribution receivable to the Plan for the fourth quarter of the respective years that were paid in the first quarter of the following year.
Participant Accounts
Individual accounts are maintained for each of the Plan’s participants to reflect Company contributions, the participant’s contributions and any rollover contributions, as well as the participant’s related share of the Plan’s income and losses, benefit payments and certain related administrative expenses. Allocations of income and losses are made within each separate investment fund in proportion to each participant’s investment in those funds. Allocations of certain related administrative expenses are made based on the proportion that each participant’s account balance has to the total of all participants’ account balances.
Vesting
Participants’ contributions are 100% vested at all times. Company contributions vest based on years of service with a two-year cliff vesting schedule for quarterly matching contributions and a five-year graded vesting schedule for discretionary annual Company contributions and quarterly union replacement contributions. Discretionary annual Company contributions, quarterly union replacement contributions and matching contributions will be 100% vested in the case of termination due to death, disability or normal retirement without regard to years of service.
Investment Options
Participants may direct their total account balances among the various investment options currently available through the Plan in 1% increments and may change their investment elections at any time.
Forfeitures
If a participant terminates employment for reasons other than death, disability or normal retirement age before amounts received as Company contributions are fully vested, the unvested amounts shall be forfeited. Forfeited balances shall first be allocated to participants who are re-employed and are entitled to reinstatement of portions of their Company contributions that were forfeited previously and then the remainder, if any, may be used to reduce future Company contributions or pay administrative expenses of the Plan.
All unallocated forfeited balances as of December 31, 2022 and 2021 were allocated as described above under Contributions.
Benefit Payments
Upon termination of service due to death, disability, retirement, resignation or dismissal, distribution of the vested balance in the participant’s accounts will be made to the participant or, in the case of the participant’s death, to his or her beneficiary by a lump-sum payment or partial distribution in cash (or stock, if elected, for amounts invested in the Hanesbrands Inc. Common Stock Fund).
Participants may withdraw all or a portion of their vested account balances (other than amounts received as discretionary annual Company contributions), provided they have attained age 59-1/2; participants may also withdraw their after-tax contributions (other than Roth contributions) at any time. Participants who have an immediate and substantial financial need may take a hardship withdrawal from certain balances in their accounts, subject to certain limitations defined in the Plan document.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2022 and 2021
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The participant must secure the loan by a pledge against his or her vested Plan accounts. The participant must sign a promissory note for the loan. The loan period cannot exceed five years, unless the proceeds of the loan are used to purchase a primary residence, in which case the loan period shall not exceed ten years. The loan will bear interest at the prevailing prime rate when the loan is issued. The interest rates for the outstanding loans ranged from 3.25% to 7.25% at December 31, 2022 and December 31, 2021. Principal and interest is paid through payroll deductions.
Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates
The preparation of financial statements requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.
Valuation of Investments
As discussed in Note A, as part of the transfer of trustee services, the Hanesbrands Inc. Master Trust for Defined Contribution Plans was terminated and the Hanesbrands Inc. Retirement Savings Plan Trust, a single plan trust, was adopted effective April 1, 2022. Through March 31 2022, the Plan’s sole investment was an interest in the Hanesbrands Inc. Master Trust for Defined Contribution Plans. The Plan’s interest in the Hanesbrands Inc. Master Trust for Defined Contribution Plans was based on the Plan’s relative aggregate contributions, benefit payments and other relevant factors.
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded in the period earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The Trust’s investments consist of investments in a money market, registered investment companies, Hanesbrands common stock and collective trusts. Investments in the money market, registered investment companies and Hanesbrands common stock are valued using quoted market prices. In July 2021, the stable value fund transitioned to the stable value trust, which is a collective trust with a stable net asset value ("NAV"). All collective trusts are valued at NAV of participant units owned by the Trust based on the NAV of the underlying investments in each collective trust.
Prior to July 2021, the stable value fund was reported at contract value. The underlying investments, which were comprised of high quality, fully benefit responsive, fixed income securities held in various collective trusts and separate accounts that were “wrapped” by synthetic investment contracts issued by high quality financial institutions were required to be reported at contract value. Contract value represented the principal balance of the underlying investment contracts, plus accrued interest at the stated contract rates, less withdrawals and administrative charges by the financial institutions. Participant transactions (issuances and redemptions) could occur daily. There were no material reserves against contract value for credit risk of the contract issuers or otherwise. Under the terms of the contracts, the crediting interest rates were rates negotiated by the Company with the financial institutions. Certain events, which we refer to as “market value events,” could have limited the ability of the stable value fund to realize the contract value of investment contracts and therefore result in payments to participants that reflect fair value rather than contract value. Such events include, but were not limited to, certain amendments to the Plan document or the stable value fund’s investment guidelines not approved by issuers of investment contracts, failure to comply with certain contract provisions, complete or partial Plan termination or merger with another plan, suspension or substantial reduction of Plan sponsor contributions to the Plan, debt default by the Plan sponsor, bankruptcy of the Plan sponsor or other Plan sponsor events that could cause substantial withdrawals from the Plan or the stable value fund, failure of the trust which holds the assets of the Plan to qualify for exemption from federal income taxes, and the occurrence of certain prohibited transactions under ERISA. The Plan administrator does not believe that any events that have occurred to date constitute market value events.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2022 and 2021
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Expenses
Administrative expenses associated with the Plan are paid by the Plan, except for certain recordkeeping fees of which, at the discretion of the Company, the Company pays a percentage. Investment related expenses are included in net investment income (loss).
Recent Accounting Pronouncements
There were no recent accounting pronouncements that were applicable to the Plan.

NOTE C - PLAN INTEREST IN THE TRUST AND INVESTMENTS AT FAIR VALUE
As discussed in Note A, as part of the transfer of trustee services, the Hanesbrands Inc. Master Trust for Defined Contribution Plans was terminated and the Hanesbrands Inc. Retirement Savings Plan Trust, a single plan trust, was adopted effective April 1, 2022. The Plan’s interest in the net assets of the Hanesbrands Inc. Master Trust for Defined Contribution Plans was 100% at December 31, 2021. The Plan’s interest in the net assets of the Trust is included in the accompanying Statements of Net Assets Available for Benefits.
A summary of the net assets of the Trust is as follows:

	December 31, 2022	December 31, 2021
Investments at fair value:
Hanesbrands common stock	$13,800,799	$34,840,300
Investment in collective trusts	532,846,880	674,931,823
Investment in registered investment companies	84,311,680	114,703,593
Money market fund	414,055	—
Total investments, at fair value	631,373,414	824,475,716
Net payables	(69,701)	(949,773)

Net assets of the Trust	$631,303,713	$823,525,943
The net investment income (loss) from the Trust for the years ended December 31, 2022 and 2021 is as follows:

	2022	2021
Net investment income (loss) from the Hanesbrands Inc. Master Trust for Defined Contribution:
Interest and dividend income	$1,208,227	$9,342,215
Net appreciation (depreciation) in fair value of investments:
Hanesbrands common stock	(3,671,765)	4,975,225
Collective trusts	(31,861,438)	62,456,173
Investment in registered investment companies	(4,517,780)	15,142,418

Net investment income (loss)	(38,842,756)	91,916,031
Net investment income (loss) from the Hanesbrands Inc. Retirement Savings Plan Trust:
Interest and dividend income	4,674,520	—
Net appreciation (depreciation) in fair value of investments:
Hanesbrands common stock	(17,836,245)	—
Collective trusts	(68,795,699)	—
Investment in registered investment companies	(15,936,530)	—
Net investment income (loss)	(97,893,954)	—

Total net investment income (loss)	$(136,736,710)	$91,916,031

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2022 and 2021
NOTE D - PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, affected participants will become entitled to be fully vested in their accounts.

NOTE E - FAIR VALUE MEASUREMENTS
Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Trust utilizes market data or assumptions that market participants would use in pricing the asset or liability. A three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value, is utilized for disclosing the fair value of the assets and liabilities of the Trust. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.
Assets and liabilities measured at fair value are based on one or more of the following three valuation techniques:
•Market approach - prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
•Cost approach - amount that would be required to replace the service capacity of an asset or replacement cost.
•Income approach - techniques to convert future amounts to a single present amount based on market expectations, including present value techniques, option-pricing and other models.
The Trust primarily applies the market approach for its investment assets and attempts to utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.
As of December 31, 2022 and 2021, the Trust held certain financial assets that are required to be measured at fair value on a recurring basis. These consisted of Hanesbrands common stock, collective trusts, registered investment companies and a money market. The fair values of the Hanesbrands common stock, the registered investment companies and the money market are determined based on quoted prices in public markets and are categorized as Level 1. The fair value of the investments within the collective trusts are valued utilizing the NAV per share as the practical expedient and are not required to be classified within the fair value hierarchy. Participant transactions in the collective trusts (purchases and sales) may occur daily. If the Plan were to initiate a full redemption of the collective trusts, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. There were no changes during the years ended December 31, 2022 and 2021 to the valuation techniques used to measure asset fair values on a recurring basis.
The following table sets forth by level within the fair value hierarchy the Trust’s investment assets accounted for at fair value on a recurring basis at December 31, 2022 and 2021, respectively. As required by the accounting rules, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2022 and 2021

	Investment Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$13,800,799	$—	$—	$13,800,799
Registered investment companies	84,311,680	—	—	84,311,680
Money market fund	414,055	—	—	414,055
Collective trusts (1):
U.S. equity funds	—	—	—	15,503,676
Foreign equity index funds	—	—	—	5,450,872
Target retirement date funds	—	—	—	452,249,865
Stable value fund	—	—	—	59,642,467
Total collective trusts	—	—	—	532,846,880

Total investment assets at fair value	$98,526,534	$—	$—	$631,373,414

	Investment Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Hanesbrands common stock	$34,840,300	$—	$—	$34,840,300
Registered investment companies	114,703,593	—	—	114,703,593
Collective trusts (1):
U.S. equity funds	—	—	—	17,947,955
Foreign equity index funds	—	—	—	6,640,934
Target retirement date funds	—	—	—	585,795,823
Stable value fund	—	—	—	62,757,306
Short-term fund	—	—	—	1,789,805
Total collective trusts	—	—	—	674,931,823

Total investment assets at fair value	$149,543,893	$—	$—	$824,475,716

(1)Certain investments that are measured at fair value using the NAV per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit reconciliation of the fair value hierarchy to the investments valued at fair value within Note C and ultimately to the amounts presented in the Statements of Net Assets Available for Benefits.

NOTE F - TAX STATUS
By letter dated December 12, 2017, the IRS determined that the Plan and the Trust met the qualification requirements set forth in Sections 401(a) and 501(a) of the IRC. The Plan has been subsequently amended since the determination, but the Plan's management believes the Plan remains in compliance with the applicable requirements of the IRC.
U.S. GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and to recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2022 and 2021, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no tax audits for any period in progress.

NOTE G - PARTY-IN-INTEREST TRANSACTIONS
In 2021, certain investments were issued and managed by Invesco, the stable value fund and trust investment manager. As described in Note B, in July 2021, the stable value fund, a separately managed account, transitioned to the stable value trust, a collective trust and Invesco ceased to be a party-in-interest as Invesco was no longer a trust investment manager to the Plan.
Approximately 2.2% and 4.2% of the Trust’s assets as of December 31, 2022 and 2021, respectively, were invested in Hanesbrands common stock, in each case through participant-directed account balances. At December 31, 2022 and 2021, the Plan held 2,169,937 and 2,083,750 shares, respectively, of Hanesbrands common stock that had a fair value of $13,800,799 and $34,840,300, respectively. During the years ended December 31, 2022 and 2021, the Plan recorded dividend income of $1,234,812 and $1,188,128, respectively, on investments in Hanesbrands common stock.
As described in Note A, Fidelity Management Trust Company is the trustee of the Plan and Fidelity Investments Institutional Operations Company, Inc. serves as the recordkeeper to maintain the individual accounts of each Plan participant. As detailed

Hanesbrands Inc. Retirement Savings Plan
Notes to Financial Statements - Continued
December 31, 2022 and 2021
on Schedule H, Line 4i - Schedule of Assets (Held At End of Year), certain Plan investments include shares of a money market fund that is managed by affiliates of Fidelity.
As detailed on Schedule H, Line 4i - Schedule of Assets (Held At End of Year) included in these financial statements, certain assets of the Plan consist of notes receivable from participants pursuant to Plan loans. Transactions involving these assets are considered to be party-in-interest transactions.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2022 and 2021 to the Form 5500:

	2022	2021
Net assets available for benefits per the financial statements	$642,116,451	$847,171,614
Amounts allocated to withdrawing participants	—	(16,060)

Net assets available for benefits per the Form 5500	$642,116,451	$847,155,554

The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 2022 to the Form 5500:

Benefits paid to participants per the financial statements	$105,853,381
Amounts allocated to withdrawing participants at:
December 31, 2022	—
December 31, 2021	(16,060)

Benefits paid to participants per the Form 5500	$105,837,321
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Hanesbrands Inc. Retirement Savings Plan
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2022

Name of plan sponsor: Hanesbrands Inc.
Employer identification number: 20-3552316
Three digit plan number: 401

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Hanesbrands Inc.	Hanesbrands Inc. Common Stock	$13,800,799

		Collective trusts:
	William Blair Global Trust Co.	William Blair Small-Mid Cap Growth Collective Investment Fund	$12,219,578
	Invesco Trust Company	Invesco International Equity Fund	5,450,872
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund - Income	9,195,323
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2010	7,457,402
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2015	17,823,483
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2020	39,878,250
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2025	81,898,997
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2030	95,139,926
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2035	82,058,456
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2040	44,571,759
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2045	31,167,273
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2050	20,049,743
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2055	14,369,245
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2060	6,857,734
	Charles Schwab Bank	Schwab Managed Retirement Trust Fund 2065	1,782,274
	Wellington Trust Co. NA	Wellington Trust Balanced Real Assets	3,284,098
	Invesco Trust Company	Invesco Stable Value Trust	59,642,467

			$532,846,880
		Registered investment companies:
	Vanguard	Vanguard Institutional Index Fund	$57,939,433
	Transamerica	Transamerica Small-Mid Cap Value Fund	12,260,989
	Dodge and Cox	Dodge & Cox International Stock Fund	5,476,562
	Dodge and Cox	Dodge & Cox Income Fund	3,163,975
	Western Asset	WA Core Plus Bond Fund	3,128,792
	Templeton	Templeton Global Bond Fund	1,158,323
	Brandywine	Brandywine Global Opportunity Bond Fund	1,183,606

			$84,311,680
		Money market funds:
*	Fidelity	Fidelity Investments Money Market Government Portfolio	$414,055

		Participant loans:
*	Participants	Average maturity date of 2.22 years, bearing interest at 3.25% to 7.25%, collateralized by participants’ account balances	$8,380,659

		Total	$639,754,073

* Denotes party-in-interest transaction
(d) Cost is omitted in accordance with Department of Labor 29 CFR 2520.103-10, as investments are participant directed

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 29, 2023	HANESBRANDS INC. RETIREMENT SAVINGS PLAN

		By:	/s/ M. Scott Lewis
M. Scott Lewis
Authorized Member of the Hanesbrands Inc.
Employee Benefits Administrative Committee

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of FORVIS, LLP